UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: May 7, 2025

Commission file number 1-33867
_________________________

TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
_________________________

2nd Floor, Swan Building, 26 Victoria Street, Hamilton, HM12, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Tankers Ltd. dated May 7, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: May 7, 2025	By:	/s/ Brody Speers
Brody Speers Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. REPORTS
FIRST QUARTER 2025 RESULTS

Highlights
•Reported GAAP net income of $76.0 million, or $2.20 per share; and adjusted net income(1) of $41.8 million, or $1.21 per share, in the first quarter of 2025 (excluding items listed in Appendix A to this release).
•As part of its fleet renewal plan, the Company has agreed to acquire one 2019-built LR2 vessel, which is expected to deliver in the second quarter of 2025. In addition, since the beginning of 2025, the Company has sold six vessels for total gross proceeds of approximately $183 million.
•Second quarter 2025 to-date spot tanker rates are counter-seasonally strong with quarter-to-date spot rates of $40,400 per day for Suezmax and $36,800 per day for Aframax-sized vessels.
•The Company declared a cash dividend of $0.25 per share for the quarter ended March 31, 2025. In addition, the Company declared a special dividend of $1.00 per share, for a combined dividend of $1.25 per common share, payable in May 2025.

Hamilton, Bermuda, May 7, 2025 - Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported the Company's results for the quarter ended March 31, 2025. As a result of the Company's acquisition of Teekay's Australian operations and management services companies (collectively, the Acquired Operations) on December 31, 2024, financial information (excluding non-GAAP financial measures) in this release related to all periods prior to December 31, 2024 has been retroactively adjusted or recast to include the Acquired Operations on a consolidated basis in accordance with Common Control accounting as required under GAAP.

Consolidated Financial Summary

	Three Months Ended
(in thousands of U.S. dollars, except per share data)	March 31, 2025	December 31, 2024	March 31, 2024
	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Total revenues	231,639	258,351	368,286
Income from operations	74,406	72,841	144,639
Net income	76,032	82,121	148,875
Earnings per share - basic	2.20	2.38	4.35
NON-GAAP FINANCIAL COMPARISON
Adjusted EBITDA (1)	59,450	69,554	150,939
Adjusted net income (1)	41,803	51,826	132,347
Adjusted earnings per share - basic (1)	1.21	1.50	3.86
Cash, cash equivalents and restricted cash	676,538	515,561	401,117
(1)    These are non-GAAP financial measures. For the three months ended December 31, 2024 and March 31, 2024, these measures exclude the Acquired Operations. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States (U.S.) generally accepted accounting principles (GAAP).

Teekay Tankers Ltd. Investor Relations E-mail: investor.relations@teekay.com www.teekaytankers.com
2nd Floor, Swan Building, 26 Victoria Street, Hamilton, HM12, Bermuda

First Quarter of 2025 Compared to Fourth Quarter of 2024
GAAP net income and non-GAAP adjusted net income for the first quarter of 2025 decreased compared to the fourth quarter of 2024, primarily due to lower average spot tanker rates and the sale of six vessels during the fourth quarter of 2024 and the first quarter of 2025. In addition, GAAP net income for the first quarter of 2025 included a $39.0 million gain from the sale of four vessels compared to a $27.9 million gain from the sale of two vessels in the fourth quarter of 2024, as well as a $4.7 million unrealized loss on investment in marketable securities in the first quarter of 2025 compared to a $1.4 million unrealized gain in the fourth quarter of 2024.

First Quarter of 2025 Compared to First Quarter of 2024
GAAP net income and non-GAAP adjusted net income for the first quarter of 2025 decreased compared to the same period of the prior year, primarily due to lower average spot tanker rates, the sale of seven vessels and the redelivery of four chartered-in vessels at various times between the start of the first quarter of 2024 and the end of the first quarter of 2025. In addition, GAAP net income for the first quarter of 2025 included a $39.0 million gain from the sale of four vessels compared to a $11.6 million gain from the sale of one vessel in the first quarter of 2024, as well as a $4.7 million unrealized loss on investment in marketable securities in the first quarter of 2025.

CEO Commentary
“Teekay Tankers posted strong financial results for the first quarter of 2025, generating GAAP net income of $76.0 million and adjusted net income of $41.8 million,” commented Kenneth Hvid, Teekay Tankers’ President and Chief Executive Officer. “The tanker market progressively improved over the course of the quarter and into the second quarter due to an increase in non-OPEC+ production volumes, particularly in the Americas, and new U.S. sanctions against Russia and Iran, the combination of which led to longer voyage distances as Asian buyers sourced more crude oil from the Atlantic Basin. In addition, vessel supply further tightened as more vessels were drawn into the Russian trade as Urals crude dropped below the price cap of $60 per barrel, which permits them to trade without violating sanctions. The mid-sized tanker spot rates are experiencing counter-seasonal strength, reaching rates last seen in the first quarter of 2024.”
“Since the start of the year, we have continued to execute on our fleet renewal plan, which includes acquiring modern tonnage over time and selling older vessels. In the first quarter of 2025, we agreed to acquire a modern Korean-built LR2 vessel, which is scheduled to deliver in late-May 2025. Our pace of vessel sales has increased in 2025 as we have sold six older vessels for total combined proceeds of approximately $183 million, realizing estimated book gains on sale of approximately $53 million. While we recently have been more active in selling rather than buying vessels, we expect this trend to change over time as we see opportunities to acquire more modern tonnage.”
“Looking further ahead, while fleet supply fundamentals continue to look supportive, the medium-term demand outlook is uncertain given recent world events, including the imposition of tariffs by the U.S. and subsequent retaliatory tariffs, which increases the risk of a potential global recession. We expect these uncertainties will lead to continued volatility in spot tanker rates and asset prices. At Teekay Tankers, we are well positioned to continue earning cash flow with our low cash flow break-even levels and using our strong balance sheet to take advantage of emerging fleet renewal opportunities. In addition, we continue to return capital to shareholders as our Board of Directors has approved a special cash dividend of $1.00 per share in addition to our regular fixed quarterly dividend for a combined cash dividend of $1.25 per share.”

Summary of Recent Events
In February and March 2025, the Company completed the sales of four vessels, including two 2009-built Suezmaxes, a 2006-built Aframax/LR2 and a 2007-built Aframax/LR2, for combined proceeds of $120.5 million. The combined gains on sales, which were reflected in our first quarter of 2025 results, were approximately $39 million.
In February 2025, the Company agreed to purchase one 2019-built Aframax-sized vessel. The vessel is expected to be delivered in the second quarter of 2025.
In March 2025, the Company agreed to sell one 2006-built Suezmax and one 2009-built Suezmax for $62.0 million. The 2006-built vessel was delivered in April 2025 and the 2009-built vessel was delivered in May 2025. The combined gains from these sales are estimated to be $14 million, which will be reflected in the second quarter of 2025 results.
The Company's Board of Directors declared a fixed quarterly cash dividend in the amount of $0.25 per outstanding common share for the quarter ended March 31, 2025. In addition, the Board of Directors declared a special cash dividend of $1.00 per common share. These dividends are payable on May 30, 2025 to all of Teekay Tankers' shareholders of record on May 19, 2025.
Tanker Market
Mid-size crude tanker spot rates improved during the course of the first quarter of 2025 and by the start of the second quarter had reached the highest level since the first quarter of 2024. Rising oil production, particularly from the Americas, and the imposition of U.S. sanctions on Russian and Iranian shipping since the beginning of the year has led to Asian buyers sourcing more crude oil from the Atlantic Basin, which resulted in increased mid-size tanker tonne-miles. In addition, fleet supply has tightened as more vessels have been drawn into Russian trading to replace sanctioned vessels and as the price of Urals crude has fallen below the price cap of $60 per barrel, allowing some owners to carry Russian crude without penalty.
In the near-term, we expect freight markets to remain well-supported by elevated tonne-miles and a continued tightening of fleet supply due to sanctions. The tanker market could also benefit from lower oil prices, which reached a three-year low at the beginning of April 2025 due to a combination economic uncertainty and the accelerated unwind of oil supply cuts from the OPEC+ group. Lower oil prices support the tanker market through reduced bunker fuel prices, which is our largest operational cost, and potentially higher oil demand. In addition, with current OECD inventories at near five-year lows, government and industry bodies may use this window of lower oil prices as an opportunity to rebuild oil inventories, driving tanker demand.
Looking further ahead, the medium-term demand outlook is highly complex given recent world events. The imposition of trade tariffs by the U.S., and subsequent retaliatory tariffs, have clouded the outlook for the global economy and for oil demand. While the outcome remains uncertain, industry analysts have adjusted their global economic and oil demand forecasts downwards with the International Energy Agency (IEA) cutting its 2025 global oil demand growth forecast from 1.0 million barrels per day (mb/d) to 0.7 mb/d.
The geopolitical landscape adds another layer of complexity, including the ongoing war in Ukraine, the U.S. “maximum pressure” campaign against Iran, a reduction in vessel transits through the Red Sea due to the fear of attack, and the theme of U.S. protectionism (including the proposal to target Chinese owners and Chinese-built vessels calling at U.S. ports). Any changes to these factors could impact the tanker market in the coming months, potentially adding to supply chain inefficiency, although it remains very difficult to predict how these events will unfold and what impact they will have on the tanker market.

The pace of tanker newbuild orders has slowed since the middle of 2024, with just 2.8 million deadweight tons (mdwt) of orders placed in the first quarter of 2025, the lowest quarterly total since the third quarter of 2022. Although the pace of tanker ordering has slowed, shipyards continue to receive orders in other shipping sectors and we estimate that global shipyard capacity is essentially full through 2027 and approximately 70% full for 2028. In addition, a lack of tanker scrapping means that the tanker fleet continues to age, with the average age of the global tanker fleet standing at 13.9 years as of April 2025, the highest since 2001. We believe the combination of the current orderbook, an aging tanker fleet, and constraints on available yard space should result in continued low levels of tanker fleet growth over the medium term.

In summary, the Company believes that the near-term outlook for spot tanker rates remains positive. However, while fleet supply fundamentals continue to look supportive, there are economic and geopolitical uncertainties that make it difficult to predict how things will unfold for the tanker market in the medium term.

Operating Results
The following table highlights the operating performance of the Company’s spot vessels (including those trading on voyage charters, in revenue sharing arrangements (RSAs) and in full service lightering) and time charter-out vessels, in each case measured in net revenues(1) per revenue day(2), or time-charter equivalent (TCE) rates, before off-hire bunker expenses:

	Three Months Ended
	March 31, 2025	December 31, 2024	March 31, 2024
Time Charter-Out Fleet (3)
Suezmax revenue days	—	47	91
Suezmax TCE per revenue day	—	$37,513	$37,512
Aframax / LR2 revenue days	90	89	32
Aframax / LR2 TCE per revenue day	$49,149	$49,104	$47,337

Spot Fleet
Suezmax revenue days	2,148	2,265	2,248
Suezmax spot TCE per revenue day (4)	$26,765	$28,386	$47,349
Aframax / LR2 revenue days	1,694	1,937	2,157
Aframax / LR2 spot TCE per revenue day (5)	$27,846	$30,488	$48,754

Total Fleet
Suezmax revenue days	2,148	2,312	2,339
Suezmax TCE per revenue day	$26,765	$28,574	$46,969
Aframax / LR2 revenue days	1,784	2,026	2,189
Aframax / LR2 TCE per revenue day	$28,921	$31,306	$48,733

(1)    Net revenues is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" for a definition of this term and Appendix D to this release for a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable financial measure under GAAP.
(2)    Revenue days are the total number of calendar days the Company's vessels were in its possession during a period, less the total number of off-hire days during the period associated with events such as major repairs or modifications, dry dockings or special or intermediate surveys. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue but is not employed, are included in revenue days.
(3)    Excludes one chartered-in bunker tanker on a time charter-out contract.
(4)    Includes Suezmax vessels trading in the Teekay Suezmax RSA and non-RSA voyage charters.
(5)    Includes Aframax and LR2 vessels trading in the Teekay Aframax RSA and non-RSA voyage charters.

Second Quarter of 2025 Spot Tanker Performance Update
The following table presents Teekay Tankers’ TCE rates booked to date in the second quarter of 2025 for its spot-traded fleet only, together with the percentage of total revenue days currently fixed for the second quarter:

	Second Quarter 2025 To-Date Spot Tanker Rates
	TCE Rates Per Day	% Fixed
Suezmax	$40,400	48%
Aframax / LR2 (1)	$36,800	41%

(1)    Rates and percentage booked to date include all Aframax and LR2 vessels, whether trading in the clean or dirty spot market.

Teekay Tankers Fleet
The following table summarizes the Company’s fleet as of May 6, 2025:

	Owned Vessels	Chartered-in Vessels	Total
Fixed-rate:
Aframax Tanker / LR2 Product Tanker(1)	1	—	1
Total Fixed-Rate Fleet	1	—	1
Spot-rate:
Suezmax Tankers(2)	20	1	21
Aframax Tankers / LR2 Product Tankers(3)	14	3	17
VLCC Tanker(4)	1	—	1
Total Spot Fleet	35	4	39
Total Tanker Fleet	36	4	40
STS Support and Bunker Tanker Vessels	—	3	3
Total Teekay Tankers Fleet	36	7	43
(1)    The charter-out contract is scheduled to expire in May 2025.
(2)     Includes one Suezmax tanker with a charter-in contract that is scheduled to expire in June 2027 with an option to extend for one additional year.
(3)    Includes three Aframax / LR2 tankers with charter-in contracts that are scheduled to expire in August 2025, February 2026, and January 2030, two of which have options to extend for one additional year, and one of which has options to extend for up to three years, as well as a purchase option at the end of the second extension option period.
(4)    The Company’s ownership interest in this vessel is 50 percent.

Liquidity Update
As at March 31, 2025, the Company had total liquidity of $929.4 million (comprised of $675.4 million in cash and cash equivalents and $254.0 million in undrawn capacity from its credit facility), compared to total liquidity of $765.9 million as at December 31, 2024.

Conference Call
Teekay and Teekay Tankers (collectively, the Teekay Group) plan to host a conference call on Thursday, May 8, 2025 at 11:00 a.m. (ET) to discuss the Teekay Group's results for the first quarter 2025. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•By dialing 1(800) 289-0438 or 1(647) 484-0478, if outside of North America, and quoting conference ID code 2797116.
•By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekay.com (the archive will remain on the website for a period of one year).
An accompanying Teekay Group First Quarter of 2025 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay Tankers
Teekay Tankers owns a fleet of 35 double-hulled oil and product tankers (including 20 Suezmax tankers and 15 Aframax / LR2 tankers), and also has four chartered-in oil and product tankers. Teekay Tankers’ vessels are typically employed through a mix of spot tanker market trading and short- or medium-term fixed-rate time-charter contracts. Teekay Tankers also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. In addition, Teekay Tankers manages and operates vessels for the Australian Government and Australian energy companies as part of the marine services provided by the Company and owns a ship-to-ship transfer business that performs full service lightering and lightering support operations in the U.S. Gulf and Caribbean. Teekay Tankers was formed in December 2007 by Teekay Corporation Ltd. (or Teekay).

Teekay Tankers’ Class A common shares trade on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations enquiries contact:
E-mail: investor.relations@teekay.com
Website: www.teekay.com. The information contained on our website is not part of this release.

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission (SEC). These non-GAAP financial measures, which include Adjusted Net Income, Adjusted EBITDA, and Net Revenues, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized definitions across companies, and therefore may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by management, and the Company believes that these supplemental metrics assist investors and other users of its financial reports in comparing financial and operating performance of the Company across reporting periods and with other companies.
Entities under Common Control represent a transfer of a business between entities under common control. As a result, Teekay Tankers' consolidated financial statements prior to the date the interests in these entities were actually acquired by the Company are retroactively adjusted to include the results of these entities during the periods they were under common control of Teekay Corporation Ltd. and had begun operations.
Non-GAAP Financial Measures
Adjusted net income excludes certain items of income or loss from GAAP net income that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Adjusted EBITDA represents EBITDA (i.e. net income before net income attributable to the Entities under Common Control, interest, taxes, and depreciation and amortization) adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include foreign exchange gains and losses, write-downs of assets, gains and losses on sale of assets, unrealized credit loss adjustments, unrealized gains and losses on marketable securities, unrealized gains and losses on derivative instruments, realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments, equity income or loss from unconsolidated joint ventures, dividend income from marketable securities and any write-offs and certain other income or expenses. Adjusted EBITDA also excludes realized gains or losses on interest rate swaps (as management, in assessing the Company's performance, views these gains or losses as an element of interest expense). Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendix C of this release for a reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Net revenues represents income from operations before vessel operating expenses, charter hire expenses, depreciation and amortization, general and administrative expenses, gain or loss on sale and write-down of assets, and restructuring charges. Since the amount of voyage expenses the Company incurs for a particular charter depends on the type of the charter, the Company includes these costs in net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. The Company principally uses net revenues, a non-GAAP financial measure, because the Company believes it provides more meaningful information about the deployment of the Company's vessels and their performance than does income from operations, the most directly comparable financial measure under GAAP. Please refer to Appendix D of this release for a reconciliation of this non-GAAP financial measure to income from operations, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.

Teekay Tankers Ltd.
Summary Consolidated Statements of Income
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2025	2024	2024
	(unaudited)	(unaudited) (1)	(unaudited) (1)

Voyage charter revenues (2)	192,643	218,383	328,941
Time-charter revenues	6,314	7,560	5,123
Other revenues (3)	32,682	32,408	34,222
Total revenues	231,639	258,351	368,286

Voyage expenses (2)	(86,867)	(94,934)	(116,531)
Vessel operating expenses	(61,168)	(65,731)	(62,997)
Charter hire expenses	(14,409)	(17,144)	(19,516)
Depreciation and amortization	(23,240)	(24,446)	(23,318)
General and administrative expenses	(9,712)	(9,734)	(12,886)
Gain on sale and write-down of assets (4)	38,163	26,479	11,601
Income from operations	74,406	72,841	144,639

Interest expense	(773)	(798)	(4,867)
Interest income	5,857	6,189	5,647
Equity income (5)	230	615	1,368
Other (expense) income	(4,158)	2,280	(759)
Net income before income tax	75,562	81,127	146,028

Income tax recovery	470	994	2,847
Net income	76,032	82,121	148,875

Earnings per share attributable
to shareholders of Teekay Tankers
- Basic	2.20	2.38	4.35
- Diluted	2.19	2.37	4.30
- Cash dividends declared	0.25	0.25	0.25

Weighted-average number of total common
shares outstanding
- Basic (6)	34,482,849	34,480,608	34,261,903
- Diluted	34,666,717	34,701,466	34,649,190

Number of outstanding common shares
at the end of the period	34,432,614	34,360,637	34,257,659

(1)Certain information in these consolidated financial statements related to all periods prior to December 31, 2024 has been retroactively adjusted or recast to include 100 percent of the Acquired Operations on a consolidated basis.
(2)Voyage charter revenues include revenues earned from full service lightering activities. Voyage expenses include certain costs associated with full service lightering activities, which include: short-term in-charter expenses, bunker fuel expenses and other port expenses totaling $8.1 million, $4.6 million and $7.1 million for the three months ended March 31, 2025, December 31, 2024 and March 31, 2024, respectively.

(3)Other revenues include operational and maintenance marine services provided to the Australian Government and third parties, lightering support revenue, management and other fees, revenue earned from the Company's responsibilities in employing the vessels subject to the RSAs, as well as bunker commissions earned.

(4)Gain on sale and write-down of assets for the three months ended March 31, 2025 includes an aggregate gain of $39.0 million relating to two Suezmax tankers and two Aframax-sized tankers, which were sold in February and March 2025, as well as a write-down of $0.8 million relating to two of the Company's operating lease right-of-use assets. Gain on sale and write-down of assets for the three months ended December 31, 2024 includes an aggregate gain of $27.9 million relating to one Suezmax tanker and one Aframax-sized tanker, which were sold in October and December 2024, respectively, as well as a write-down of $1.4 million relating to three of the Company's operating lease right-of-use assets. Gain on sale and write-down of assets for the three months ended March 31, 2024 includes a gain of $11.6 million relating to one Aframax / LR2 tanker, which was sold in February 2024.

(5)Equity income relates to the Company’s 50 percent interest in the High-Q Investments Ltd. joint venture, which owns one VLCC tanker.

(6)Includes common shares related to non-forfeitable stock-based compensation.

Teekay Tankers Ltd.
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at	As at
	March 31,	December 31,
	2025	2024
	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	675,420	511,888
Restricted cash	1,118	3,673
Marketable securities	20,070	22,442
Accounts receivable	91,591	82,440
Bunker and lube oil inventory	38,181	45,990
Prepaid expenses	15,076	12,800
Accrued revenue and other current assets	53,565	68,708
Assets held for sale (1)	48,564	—
Total current assets	943,585	747,941
Vessels and equipment – net	984,124	1,132,109
Operating lease right-of-use assets	44,150	52,162
Investment in and advances to equity-accounted joint venture	16,228	15,998
Other non-current assets	28,511	23,025
Intangible assets – net	4,201	307
Goodwill	2,426	2,426
Total assets	2,023,225	1,973,968

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	91,075	101,218
Current portion of operating lease liabilities	20,000	24,875
Other current liabilities	6,144	5,949
Total current liabilities	117,219	132,042
Long-term operating lease liabilities	25,657	28,716
Other long-term liabilities	56,130	56,660
Equity	1,824,219	1,756,550
Total liabilities and equity	2,023,225	1,973,968

Cash, cash equivalents and restricted cash	676,538	515,561
(1)Assets held for sale at March 31, 2025 include two Suezmax tankers, for which agreements are in place to sell these vessels for a total price of $62.0 million. One of the tankers was delivered to the purchaser in April 2025, and the remaining tanker was delivered to the purchaser in May 2025.

Teekay Tankers Ltd.
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Three Months Ended
	March 31,	March 31,
	2025	2024
	(unaudited)	(unaudited) (1)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	76,032	148,875
Non-cash items:
Depreciation and amortization	23,240	23,318
Gain on sale and write-down of assets	(38,163)	(11,601)
Equity income	(230)	(1,368)
Income tax recovery	(2,283)	(4,441)
Other	5,730	3,289
Change in operating assets and liabilities	(6,035)	(23,212)
Expenditures for dry docking	(667)	(721)
Net operating cash flow	57,624	134,139

FINANCING ACTIVITIES
Scheduled repayments of obligations related to finance leases	—	(5,213)
Prepayment of obligations related to finance leases	—	(136,955)
Issuance of common shares upon exercise of stock options	872	2,786
Cash dividends paid	(8,596)	(8,560)
Other	(803)	(90)
Net financing cash flow	(8,527)	(148,032)

INVESTING ACTIVITIES
Proceeds from sale of vessels	120,834	23,425
Expenditures for vessels and equipment	(306)	(570)
Deposit for vessel purchase	(6,300)	—
Purchase of marketable securities	(2,348)	—
Net investing cash flow	111,880	22,855

Increase in cash, cash equivalents and restricted cash	160,977	8,962
Cash, cash equivalents and restricted cash, beginning of the period	515,561	392,155
Cash, cash equivalents and restricted cash, end of the period	676,538	401,117
(1)Certain information in these consolidated financial statements related to all periods prior to December 31, 2024 has been retroactively adjusted or recast to include 100 percent of the Acquired Operations on a consolidated basis.

Teekay Tankers Ltd.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income
(in thousands of U.S. dollars, except per share amounts)

	Three Months Ended
	March 31, 2025		December 31, 2024		March 31, 2024
	(unaudited)		(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)	$	$ Per Share(1)
Net income - GAAP basis	76,032	$2.20	82,121	$2.38	148,875	$4.35
Subtract:
Net income attributable to the Entities under Common Control (2)	—	—	(754)	($0.02)	(4,104)	($0.12)
Net income attributable to shareholders of Teekay Tankers	76,032	$2.20	81,367	$2.36	144,771	$4.23

Add (subtract) specific items affecting net income:
Gain on sale and write-down of assets	(38,949)	($1.13)	(26,479)	($0.77)	(11,601)	($0.34)
Other (3)	4,720	$0.14	(3,062)	($0.09)	(823)	($0.03)
Total adjustments	(34,229)	($0.99)	(29,541)	($0.86)	(12,424)	($0.37)
Adjusted net income attributable to shareholders of
Teekay Tankers	41,803	$1.21	51,826	$1.50	132,347	$3.86

(1)Basic per share amounts.
(2)Certain information in these consolidated financial statements related to all periods prior to December 31, 2024 has been retroactively adjusted or recast to include 100 percent of the Acquired Operations on a consolidated basis.
(3)The amount recorded for the three months ended March 31, 2025, primarily relates to an unrealized loss on investment in marketable securities. The amount recorded for the three months ended December 31, 2024, primarily relates to foreign exchange gains and an unrealized gain on investment in marketable securities. The amount recorded for the three months ended March 31, 2024, primarily relates to an adjustment to income tax accruals of prior years, the premium paid as part of the exercise of early purchase options and capitalized financing costs which were written off in relation to the repurchase of eight sale-leaseback vessels.

Teekay Tankers Ltd.
Appendix B - Supplemental Financial Information
Summary Statement of Income
(in thousands of U.S. dollars)

	Three Months Ended
	March 31, 2025
	(unaudited)
	Tankers	Marine Services and Other (1)	Total
Revenues	202,504	29,135	231,639
Voyage expenses	(86,867)	—	(86,867)
Vessel operating expenses	(35,747)	(25,421)	(61,168)
Charter hire expenses	(13,789)	(620)	(14,409)
Depreciation and amortization	(23,240)	—	(23,240)
General and administrative expenses	(9,712)	—	(9,712)
Gain on sale and write-down of assets	38,163	—	38,163
Income from operations	71,312	3,094	74,406

	Three Months Ended
	March 31, 2024
	(unaudited)
	Tankers	Marine Services and Other (1)	Total
Revenues	338,343	29,943	368,286
Voyage expenses	(116,531)	—	(116,531)
Vessel operating expenses	(37,495)	(25,502)	(62,997)
Charter hire expenses	(19,516)	—	(19,516)
Depreciation and amortization	(23,318)	—	(23,318)
General and administrative expenses (2)	(13,843)	957	(12,886)
Gain on sale of vessel	11,601	—	11,601
Income from operations	139,241	5,398	144,639
(1)Includes revenues of $28.4 million and $26.5 million related to marine services from the Australian operations for the three months ended March 31, 2025 and 2024, respectively, as well as total vessel operating expenses and charter hire expenses of $25.3 million and $22.3 million related to marine services from the Australian operations for the three months ended March 31, 2025 and 2024, respectively.
(2)Marine Services and Other includes certain services which were provided to Tankers by the Entities under Common Control, which offsets the corresponding expense in Tankers.

Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Total Adjusted EBITDA
(in thousands of U.S. dollars)

	Three Months Ended
	March 31, 2025	December 31, 2024	March 31, 2024
	(unaudited)	(unaudited)	(unaudited)
Net income - GAAP basis	76,032	82,121	148,875
Subtract:
Net income attributable to the Entities under Common Control (1)	—	(754)	(4,104)
Net income attributable to shareholders of Teekay Tankers	76,032	81,367	144,771
Depreciation and amortization	23,240	24,446	23,318
Net interest income	(5,084)	(5,053)	(608)
Income tax recovery	(470)	(1,050)	(4,333)
EBITDA	93,718	99,710	163,148

Add (subtract) specific items affecting EBITDA:
Gain on sale and write-down of assets	(38,163)	(26,479)	(11,601)
Dividend income	(164)	—	—
Equity income	(230)	(615)	(1,368)
Other (2)	4,289	(3,062)	760
Adjusted EBITDA	59,450	69,554	150,939
(1)Certain information in these consolidated financial statements related to all periods prior to December 31, 2024 has been retroactively adjusted or recast to include 100 percent of the Acquired Operations on a consolidated basis.
(2)The amount recorded for the three months ended March 31, 2025, primarily relates to an unrealized loss on investment in marketable securities and foreign exchange gains. The amount recorded for the three months ended December 31, 2024, primarily relates to foreign exchange gains and an unrealized gain on investment in marketable securities. The amount recorded for the three months ended March 31, 2024, primarily relates to the premium paid as part of the exercise of early purchase options in relation to the repurchase of eight sale-leaseback vessels and foreign exchange gains.

Teekay Tankers Ltd.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Net Revenues - Tankers
(in thousands of U.S. dollars)

	Three Months Ended
	March 31, 2025	December 31, 2024	March 31, 2024
	(unaudited)	(unaudited)	(unaudited)
Tankers
Income from operations - GAAP basis	71,312	71,620	139,241

Add (subtract) specific items affecting income from operations:
Vessel operating expenses	35,747	36,663	37,495
Charter hire expenses	13,789	16,728	19,516
Depreciation and amortization	23,240	24,446	23,318
General and administrative expenses	9,712	10,155	13,843
Gain on sale and write-down of assets	(38,163)	(26,479)	(11,601)
Total adjustments	44,325	61,513	82,571
Net revenues	115,637	133,133	221,812

Forward-Looking Statements
This release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements included in this release, other than statements of historical fact, are forward-looking statements. When used in this release, the words "expect", "believe", "anticipate", "plan", "intend", "estimate", "may", "will" or similar words are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. Forward-looking statements contained in this release include, among others, statements regarding: our expectations regarding vessel sales and acquisitions, including the occurrence and timing of vessel deliveries and the expected financial impacts of such transactions; the Company's expectations regarding tanker charter-in contracts, including the timing of commencement, expiry or extensions thereof; the timing of payments of cash dividends; any future dividends; geopolitical events and the impact thereof on the global economy, the industry and tanker market, and the Company's business, including the imposition of global trade tariffs; management's view of the tanker operating and rate environments, the strength of the tanker market, and related effects on the Company and its operations; crude oil and refined product tanker market fundamentals, including expectations regarding oil supply and demand, as well as tonne-mile demand; forecasts of worldwide tanker fleet growth or contraction, vessel scrapping levels, and newbuilding tanker orders; the Company's ability to benefit from its balance sheet strength and approach to fleet renewal; and the Company's liquidity and market position.

The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: potential changes to or termination of the Company's capital allocation plan or dividend policy; the declaration by the Company's Board of Directors of any future cash dividends on the Company's common shares; the Company's available cash and the levels of its capital needs; changes in the Company's liquidity and financial leverage; changes in the annual EBITDA levels of the Company's Australian operations; changes in tanker rates, including spot tanker market rate fluctuations, and in oil prices; changes in the production of, or demand for, oil or refined products and for tankers; changes in trading patterns affecting overall vessel tonnage requirements; non-OPEC+ and OPEC+ production and supply levels; the impact of geopolitical tensions and conflicts, and changes in global economic conditions; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; the potential for early termination of charter contracts on existing vessels in the Company's fleet; the inability of charterers to make future charter payments; delays of vessel deliveries; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations and the impact of such changes; increased costs; and other factors discussed in Teekay Tankers’ filings from time to time with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2024. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.